July 29, 2005

McLeod & Company
300 14505 Bannister Road SE
Calgary AB
T2X 3J1

Dear Sir:

Re: Confirmation of Mailing – Policy 41

Financial Statements Quarter Ending May 31, 2005

Please be advised the above financials have been distrubuted this date as per Policy 41.

Sincerely

"Louise Davey"

Louise Davey
Administrator

Cc: Automated Filing Services